Exhibit 99.4

unaudited condensed consolidated interim financial statements

For the three and six months ended December 31, 2021 and 2020

(Expressed in US Dollars)

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in US dollars)

	Notes	December 31, 2021	June 30, 2021
ASSETS
Current Assets
Cash		$38,775,101	$46,441,482
Short-term investments	3	169,849	143,914
Receivables		351,258	343,608
Deposits and prepayments		953,950	523,141
		40,250,158	47,452,145
Non-current Assets
Other tax receivable	4	2,809,665	2,216,392
Equity investments	5	490,180	496,526
Plant and equipment	7	1,203,755	1,118,639
Mineral property interests	8	80,815,122	75,535,422
TOTAL ASSETS		$125,568,880	$126,819,124

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,087,346	$1,044,189
Due to a related party	9	63,256	50,378
		2,150,602	1,094,567
Total Liabilities		2,150,602	1,094,567

Equity
Share capital	10	151,982,140	149,629,543
Share-based payment reserve		15,739,993	16,564,197
Accumulated other comprehensive income		12,475,084	13,641,379
Deficit		(56,781,139)	(54,106,972)
Total equity attributable to the equity holders of the Company		123,416,078	125,728,147

Non-controlling interests	11	2,200	(3,590)
Total Equity		123,418,278	125,724,557
TOTAL LIABILITIES AND EQUITY		$125,568,880	$126,819,124

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Loss

(Expressed in US dollars)

		Three Months Ended December 31,		Six Months Ended December 31,
	Notes	2021	2020	2021	2020

Operating expense
Project evaluation and corporate development		$(146,055)	$(231,261)	$(249,530)	$(365,943)
Depreciation		(69,486)	(11,086)	(81,447)	(21,678)
Filing and listing		(52,844)	(113,165)	(170,113)	(196,992)
Investor relations		(103,575)	(58,185)	(235,999)	(162,284)
Professional fees		(41,314)	(134,691)	(299,290)	(338,800)
Salaries and benefits		(415,104)	(276,418)	(857,552)	(655,471)
Office and administration		(307,900)	(127,159)	(597,251)	(338,549)
Share-based compensation	10(b)	(228,512)	(299,787)	(470,139)	(693,994)
		(1,364,790)	(1,251,752)	(2,961,321)	(2,773,711)

Other income (expense)
Income (loss) from investments	6	$131,471	$(98,800)	$83,552	$534,657
Loss on disposal of plant and equipment	7	-	-	-	(1,861)
Foreign exchange (loss) gain		(63,527)	(425,437)	200,844	(666,956)
Other expense		-	(26)	-	(371)
		67,944	(524,263)	284,396	(134,531)

Net loss		$(1,296,846)	$(1,776,015)	$(2,676,925)	$(2,908,242)

Attributable to:
Equity holders of the Company		$(1,295,940)	$(1,774,420)	$(2,674,167)	$(2,904,667)
Non-controlling interests	11	(906)	(1,595)	(2,758)	(3,575)
Net loss		$(1,296,846)	$(1,776,015)	$(2,676,925)	$(2,908,242)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.02)	$(0.02)
Weighted average number of common shares - basic and diluted		155,536,770	153,054,120	155,122,358	152,750,866

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Expressed in US dollars)

		Three Months Ended December 31,		Six Months Ended December 31,
	Notes	2021	2020	2021	2020

Net loss		$(1,296,846)	$(1,776,015)	$(2,676,925)	$(2,908,242)
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		324,985	3,000,119	(1,157,747)	4,468,203
Other comprehensive income (loss), net of taxes		$324,985	$3,000,119	$(1,157,747)	$4,468,203

Attributable to:
Equity holders of the Company		$315,733	$3,007,741	$(1,166,295)	$4,456,550
Non-controlling interests	11	9,252	(7,622)	8,548	11,653
Other comprehensive income (loss), net of taxes		$324,985	$3,000,119	$(1,157,747)	$4,468,203
Total comprehensive (loss) income, net of taxes		$(971,861)	1,224,104	$(3,834,672)	$1,559,961

Attributable to:
Equity holders of the Company		$(980,207)	$1,233,321	$(3,840,462)	$1,551,883
Non-controlling interests		8,346	(9,217)	5,790	8,078
Total comprehensive (loss) income, net of taxes		$(971,861)	$1,224,104	$(3,834,672)	$1,559,961

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in US dollars)

		Three Months Ended December 31,		Six Months Ended December 31,
	Notes	2021	2020	2021	2020

Operating activities
Net loss		$(1,296,846)	$(1,776,015)	$(2,676,925)	$(2,908,242)
Add (deduct) items not affecting cash:
(Income) loss from investments	6	(131,471)	98,800	(83,552)	(534,657)
Depreciation		69,486	11,086	81,447	21,678
Loss on disposal of plant and equipment	7	-	-	-	1,861
Share-based compensation	10(b)	231,835	318,774	480,148	728,364
Unrealized foreign exchange loss (gain)		63,527	425,437	(200,844)	666,956
Changes in non-cash operating working capital	15	(577,065)	497,698	616,926	(234,981)
Dividends and interests received		24,974	97,659	52,811	163,717
Net cash used in operating activities		(1,615,560)	(326,561)	(1,729,989)	(2,095,304)

Investing activities
Mineral property interest
Capital expenditures		(2,645,235)	(866,578)	(5,307,584)	(2,182,765)
Plant and equipment
Additions		(3,180)	(18,910)	(168,784)	(32,769)
Proceeds on disposals					1,357
Short-term investments		-	-	-
Proceeds on disposals	3	-	4,619,824	-	10,625,379
Equity investments
Proceeds on disposals	6	-	4,229,211	-	4,229,211
Consideration received for transfer of TLG		-	2,201,350	-	2,201,350
Changes in other tax receivable		(280,778)	(26,378)	(593,273)	(65,278)
Net cash (used in) provided by investing activities		(2,929,193)	10,138,519	(6,069,641)	14,776,485

Financing activities
Proceeds from issuance of common shares		213,238	862,030	918,898	1,076,157
Net cash provided by financing activities		213,238	862,030	918,898	1,076,157
Effect of exchange rate changes on cash		163,587	759,415	(785,649)	1,411,846

(Decrease) increase in cash		(4,167,928)	11,433,403	(7,666,381)	15,169,184
Cash, beginning of the period		42,943,029	33,559,927	46,441,482	29,824,146
Cash, end of the period		$38,775,101	$44,993,330	$38,775,101	$44,993,330
Supplementary cash flow information	15

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in US dollars)

		Share capital					Total equity
		Number of		Share-based	Accumulated other		attributable to the	Non-
		common		payment	comprehensive		equity holders of	controlling
	Notes	shares issued	Amount	reserve	income	Deficit	the Company	interests	Total equity
Balance, July 1, 2020		152,298,778	$145,904,310	$16,813,907	$7,669,888	$(40,633,984)	$129,754,121	$(41,370)	$129,712,751
Options exercised		656,766	805,743	(266,205)	-	-	539,538	-	539,538
Restricted share units vested		223,150	807,434	(807,434)	-	-	-	-	-
Share-based compensation		-	-	1,130,680	-	-	1,130,680	-	1,130,680
Common shares issued to acquire mineral property interest		291,000	350,479	(350,479)	-	-	-	-	-
Spin-out distribution		-	-	-	-	(6,906,548)	(6,906,548)	-	(6,906,548)
Net loss		-	-	-	-	(2,904,667)	(2,904,667)	(3,575)	(2,908,242)
Currency translation adjustment		-	-	-	4,456,550	-	4,456,550	11,653	4,468,203
Balance, December 31, 2020		153,469,694	$147,867,966	$16,520,469	$12,126,438	$(50,445,199)	$126,069,674	$(33,292)	$126,036,382
Options exercised		740,169	817,478	(280,859)	-	-	536,619	-	536,619
Restricted share units vested		241,400	944,099	(944,099)			-	-	-
Share-based compensation		-	-	1,268,686	-	-	1,268,686	-	1,268,686
Net loss		-	-	-	-	(3,661,773)	(3,661,773)	(4,359)	(3,666,132)
Currency translation adjustment		-	-	-	1,514,941	-	1,514,941	34,061	1,549,002
Balance, June 30, 2021		154,451,263	$149,629,543	$16,564,197	$13,641,379	$(54,106,972)	$125,728,147	$(3,590)	$125,724,557
Options exercised	10(b)	1,052,331	1,374,343	(455,445)	-	-	918,898	-	918,898
Restricted share units vested	10(b)	243,592	978,254	(978,254)	-	-	-	-	-
Share-based compensation	10(b)	-	-	609,495	-	-	609,495	-	609,495
Net loss		-	-	-	-	(2,674,167)	(2,674,167)	(2,758)	(2,676,925)
Currency translation adjustment		-	-	-	(1,166,295)	-	(1,166,295)	8,548	(1,157,747)
Balance, December 31, 2021		155,747,186	$151,982,140	$15,739,993	$12,475,084	$(56,781,139)	$123,416,078	$2,200	$123,418,278

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

1.	CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable Mineral Reserves. The underlying value and the recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of recoverable Mineral Reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2021. These unaudited condensed consolidated interim financial statements follow the same significant accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2021.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The Company changed its presentation currency of the consolidated financial statements from Canadian dollar (“CAD”) to US dollar (“USD”) effective July 1, 2020. As a result, comparative figures for the three and six months ended December 31, 2020 have been restated in USD.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended December 31, 2021 was authorized for issue in accordance with a resolution of the Board of Directors (the “Board”) dated on February 3, 2022.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary, and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	December 31, 2021	June 30, 2021	Mineral properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Granville S.R.L.	Mining company	Bolivia	100%	100%	Carangas
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%	RZY
(i) British Virgin Islands (“BVI”)

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	December 31, 2021	June 30, 2021
Bonds	$169,849	$143,914

The Company acquired bonds issued by other companies from various industries through the open market. These bonds were held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

The continuity of bonds is summarized as follow:

Amount
Balance, July 1, 2020	$462,829
Loss on fair value change	(318,915)
Balance, June 30, 2021	$143,914
Gain on fair value change	25,935
Balance, December 31, 2021	$169,849

4.	OTHER TAX RECEIVABLE

Other tax receivable is comprised of value-added tax (“VAT”) imposed by the Bolivian government. The Company had VAT inputs through its exploration costs and general expenses incurred in Bolivia. These VAT inputs are deductible against potential future VAT outputs that will be generated through mining production sales.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

5.	EQUITY INVESTMENTS

Equity investments represent equity interests of other publicly traded or privately-held companies that the Company has acquired on the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as fair value through profit or loss (“FVTPL”) and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

The equity investments are summarized as follows:

	December 31, 2021	June 30, 2021
Common shares
Public companies	$490,180	$461,635
Warrants
Public companies	-	34,891
	$490,180	$496,526

The fair value of the warrants was estimated using the Black Scholes options pricing model with the following assumptions:

	December 31, 2021	June 30, 2021
Risk free interest rate	-	0.97%
Expected volatility	-	114%
Expected life of warrants in years	-	0.19

The continuity of equity investments is summarized as follows:

	Fair value	Accumulated mark-to- market gain included in net income
Balance, July 1, 2020	$4,111,822	$3,515,548
Proceeds on disposal	(4,345,636)	-
Change in fair value	455,597	455,597
Foreign exchange impact	274,743	-
Balance, June 30, 2021	$496,526	$3,971,145
Change in fair value	4,806	4,806
Foreign exchange impact	(11,152)	-
Balance, December 31, 2021	$490,180	$3,975,951

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

6.	INCOME (LOSS) FROM INVESTMENTS

Income (loss) from investments consist of:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Fair value change on equity investments	$74,762	$110,009	$4,806	$681,653
Fair value change on bonds	31,735	(306,048)	25,935	(332,892)
Dividend income	-	54,026	-	107,338
Interest income	24,974	43,213	52,811	78,558
Income (loss) from investments	$131,471	$(98,800)	$83,552	$534,657

7.	PLANT AND EQUIPMENT

Cost	Land and building	Machinery	Motor vehicles	Office equipment and furniture	Computer software	Total
Balance, July 1, 2020	$1,283,620	$1,059,037	$295,565	$228,374	$183,500	$3,050,096
dditions	-	2,232	-	110,935	-	113,167
Disposals	(653,620)	(859,519)	(54,146)	(37,327)	(31)	(1,604,643)
Foreign currency translation impact	-	497	1,163	13,259	18,266	33,185
Balance, June 30, 2021	$630,000	$202,247	$242,582	$315,241	$201,735	$1,591,805
Additions	-	162,617	-	6,169	-	168,786
Reclassifed among asset groups	-	13,998	62,428	(76,426)	-	-
Foreign currency translation impact	-	94	220	(2,240)	(4,509)	(6,435)
Balance, December 31, 2021	$630,000	$378,956	$305,230	$242,744	$197,226	$1,754,156

Accumulated depreciation and amortization
Balance, July 1, 2020	$(653,620)	$(867,007)	$(145,814)	$(162,617)	$(94,004)	$(1,923,062)
Depreciation and amortization	-	(24,538)	(45,820)	(38,080)	(23,769)	(132,207)
Disposals	653,620	819,698	54,556	73,376	31	1,601,281
Foreign currency translation impact	-	(224)	(506)	(8,270)	(10,178)	(19,178)
Balance, June 30, 2021	$-	$(72,071)	$(137,584)	$(135,591)	$(127,920)	$(473,166)
Depreciation and amortization	-	(20,565)	(29,153)	(19,635)	(12,094)	(81,447)
Foreign currency translation impact		(42)	(96)	1,420	2,931	4,213
Balance, December 31, 2021	$-	$(92,679)	$(166,833)	$(153,806)	$(137,083)	$(550,401)

Carrying amount
Balance, June 30, 2021	$630,000	$130,176	$104,998	$179,650	$73,815	$1,118,639
Balance, December 31, 2021	$630,000	$286,277	$138,397	$88,938	$60,143	$1,203,755

During the three and six months ended December 31, 2021, there were no disposals of plant and equipment. For three and six months ended December 31, 2020 certain plant and equipment were disposed for proceeds of $nil and $1,357, respectively, resulting loss of $nil and $1,861, respectively.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

8.	MINERAL PROPERTY INTERESTS

(a)	Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 35 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the three and six months ended December 31, 2021, total expenditures of $1,216,427 and $3,421,960, respectively (three and six months ended December 31, 2020 - $669,717 and $1,352,412, respectively) were capitalized under the project.

(b)	Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the two exploration licenses that cover an area of 6.25 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project. The agreement has a term of 30 years and is renewable for an additional 15 years.

For the three and six months ended December 31, 2021, total expenditures of $1,425,166 and $1,971,108, respectively (three and six months ended December 31, 2020 - $nil and $nil, respectively) were capitalized under the project.

(c)	Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the three and six months ended December 31, 2021, total expenditures of $9,057 and $10,805, respectively (three and six months ended December 31, 2020 - $559,482 and $972,736, respectively) were capitalized under the project.

(d)	RZY Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project. The RZY Project is located approximately 237 km from the city of Yushu Tibetan Autonomous Prefecture. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company’s subsidiary, Qinghai Found Mining Co., Ltd. (“Qinghai Found”), reached a compensation agreement with the Qinghai Government for the RZY Project. Pursuant to the agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $2.7 million (RMB ¥20 million). As of December 31, 2021, the process was under review and subject to approval by the Qinghai Government.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Carangas	RZY Project	Total
Balance, July 1, 2020	$65,300,994	$1,821,190	$-	$2,623,616	$69,745,800
Capitalized exploration expenditures
Reporting and assessment	482,355	4,119	-	-	486,474
Drilling and assaying	78,201	169,102	21,952	-	269,255
Project management and support	2,505,338	996,005	178,753	-	3,680,096
Camp service	225,016	113,666	49,569	-	388,251
Camp construction	53,199	-	-	-	53,199
Permitting	12,995	11,015	153	-	24,163
Foreign currency impact	587,402	48,207	4,823	247,752	888,184
Balance, June 30, 2021	$69,245,500	$3,163,304	$255,250	$2,871,368	$75,535,422
Capitalized exploration expenditures
Reporting and assessment	208,821	-	-	-	208,821
Drilling and assaying	2,078,875	-	1,333,684	-	3,412,559
Project management and support	931,281	7,897	481,609	-	1,420,787
Camp service	190,878	2,908	155,815	-	349,601
Permitting	12,105	-	-	-	12,105
Foreign currency impact	(162,768)	(2,911)	(5,343)	46,849	(124,173)
Balance, December 31, 2021	$72,504,692	$3,171,198	$2,221,015	$2,918,217	$80,815,122

9.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due to a related party	December 31, 2021	June 30, 2021
Silvercorp Metals Inc.	$63,256	$50,378

(a) Silvercorp Metals Inc. (“Silvercorp”) has two directors and two officers in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Expenses in general and administrative services rendered and incurred by Silvercorp on behalf of the Company for the three and six months ended December 31, 2021 were $184,268 and $360,344, respectively (three and six months ended December 31, 2020 - $135,286 and $300,861, respectively).

Page | 11

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

(b) Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and six months ended December 31, 2021 and 2020 are as follows:

	Three months ended December 31,		Six months ended December 31,
	2021	2020	2021	2020
Director’s cash compensation	$26,443	$24,934	$52,237	$49,332
Key management’s cash compensation	260,093	230,898	494,420	455,983
	$286,536	$255,832	$546,657	$505,315

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

10.	SHARE CAPITAL

(a) Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the three and six months ended December 31, 2021, a total of $228,512 and $470,139, respectively (three and six months ended December 31, 2020 - $299,787 and $693,994, respectively) was recorded as share-based compensation expense.

For the three and six months ended December 31, 2021, a total of $3,323 and $10,009, respectively (three and six months ended December 31, 2020 - $34,370 and $34,370, respectively) was included in the project evaluation and corporate development expense.

For the three and six months ended December 31, 2021, a total of $36,509 and $129,347, respectively (three and six months ended December 31, 2020 - $200,213 and $402,316, respectively) was capitalized under mineral property interests.

Page | 12

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

(i)	Stock Options

The continuity schedule of stock options, as at December 31, 2021, is as follows:

	Number of options	Weighted average exercise price (CAD$)
Balance, July 1, 2020	4,662,767	1.36
Options exercised	(1,396,935)	0.98
Options cancelled	(150,000)	0.82
Balance, June 30, 2021	3,115,832	1.56
Options exercised	(1,052,331)	1.10
Options cancelled	(41,667)	2.15
Balance, December 31, 2021	2,021,834	1.79

Option pricing model requires the input of subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable estimate of the fair value of the Company’s stock options. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the TSX.

The following table summarizes information about stock options outstanding as at December 31, 2021:

Exercise prices (CAD$)	Number of options outstanding as at 12/31/2021	Weighted average remaining contractual life (years)	Number of options exercisable as at 12/31/2021	Weighted average exercise price (CAD$)
$1.15	615,000	0.58	615,000	$1.15
1.57	200,000	0.93	200,000	$1.57
2.15	1,206,834	2.14	947,664	$2.15
1.15 - 2.15	2,021,834	1.55	1,762,664	$1.74

(ii)	RSUs

The continuity schedule of RSUs, as at December 31, 2021, is as follows:

	Number of shares	Weighted average grant date closing price per share (CAD$)
Balance, July 1, 2020	925,200	$4.70
Granted	360,500	6.46
Cancelled	(26,250)	4.80
Distributed	(464,550)	4.72
Balance, June 30, 2021	794,900	$5.48
Cancelled	(43,875)	5.39
Distributed	(243,592)	5.11
Balance, December 31, 2021	507,433	$5.67

Subsequent to December 31, 2021, a total of 7,975 RSUs were vested and issued.

Page | 13

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

11.	NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2020	$(41,370)
Share of net loss	(7,934)
Share of other comprehensive income	45,714
Balance, June 30, 2021	$(3,590)
Share of net loss	(2,758)
Share of other comprehensive income	8,548
Balance, December 31, 2021	$2,200

As at December 31, 2021 and June 30, 2021, the non-controlling interest in the Company’s subsidiary Qinghai Found was 18%.

12.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Page | 14

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2021 and June 30, 2021 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$38,775,101	$-	$-	$38,775,101
Short-term investments - bonds	169,849	-	-	169,849
Common shares	490,180	-	-	490,180

	Fair value as at June 30, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$46,441,482	$-	$-	$46,441,482
Short-term investments - bonds	143,914	-	-	143,914
Common or preferred shares	461,635	-	-	461,635
Warrants	-	34,891	-	34,891

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2021 and June 30, 2021, respectively.

There were no transfers into or out of Level 3 during the three and six months ended December 31, 2021.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at December 31, 2021, the Company had a working capital position of $38,099,556 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	December 31, 2021		June 30, 2021
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$2,087,346	$2,087,346	$1,044,189
Due to a related party	63,256	63,256	50,378
	$2,150,602	$2,150,602	$1,094,567

Page | 15

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary is RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	December 31, 2021	June 30, 2021
United States dollars	$4,798,258	$11,079,194
Bolivianos	917,896	285,267
Total	$5,716,154	$11,364,461

Financial liabilities denominated in foreign currencies other than relevant functional currency
Bolivianos	1,284,333	333,405
Total	$1,284,333	$333,405

As at December 31, 2021, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $48,000.

As at December 31, 2021, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $4,000.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2021. The Company, from time to time, also owns guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e)	Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at December 31, 2021, the Company had a receivables balance of $351,258 (June 30, 2021 - $343,608). There were no material amounts in receivables which were past due on December 31, 2021 (June 30, 2021 - $nil).

Page | 16

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

(f)	Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at December 31, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $49,000.

13.	CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and bonds. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

In addition, the current COVID-19 pandemic has caused significant disruption to global economic conditions which may adversely impact the Company’s results.

Page | 17

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

14.	SEGMENTED INFORMATION

As at and for the six months ended December 31, 2021, the Company operates in three (as at and for the year ended June 30, 2021 – three) reportable operating segments, one being the corporate segment; the other two being the exploration and development segments focused on safeguarding the value of its mineral properties in Bolivia and China. These reporting segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

(a)	Segment information for assets and liabilities are as follows:

	December 31, 2021
	Corporate	Exploration and Development
	Canada and BVI	Bolivia	China	Total
Cash	$37,476,681	$1,222,508	$75,912	$38,775,101
Short-term investments	169,849	-	-	169,849
Equity investments	490,180	-	-	490,180
Plant and equipment	93,239	1,095,478	15,038	1,203,755
Mineral property interests	-	77,896,905	2,918,217	80,815,122
Other assets	858,412	3,017,945	238,516	4,114,873
Total Assets	$39,088,361	$83,232,836	$3,247,683	$125,568,880

Total Liabilities	$(566,469)	$(1,284,333)	$(299,800)	$(2,150,602)

	June 30, 2021
	Corporate	Exploration and Development
	Canada and BVI	Bolivia	China	Total
Cash	$46,259,720	$158,539	$23,223	$46,441,482
Short-term investments	143,914	-	-	143,914
Equity investments	496,526	-	-	496,526
Plant and equipment	115,340	988,503	14,796	1,118,639
Mineral property interests	-	72,664,054	2,871,368	75,535,422
Other assets	461,135	2,427,576	194,430	3,083,141
Total Assets	$47,476,635	$76,238,672	$3,103,817	$126,819,124

Total Liabilities	$(573,163)	$(333,405)	$(187,999)	$(1,094,567)

Page | 18

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

(b)	Segment information for operating results are as follows:

	Three months ended December 31, 2021
		Exploration and Development
	Canada and BVI	Bolivia	China	Total
Project evaluation and corporate development	$(49,839)	$(96,216)	$-	$(146,055)
Salaries and benefits	(300,914)	(110,132)	(4,058)	(415,104)
Share-based compensation	(228,512)	-	-	(228,512)
Other operating expenses	(425,792)	(148,866)	(461)	(575,119)
Total operating expense	(1,005,057)	(355,214)	(4,519)	(1,364,790)

Income from investments	131,404	-	67	131,471
Foreign exchange loss	(62,945)	-	(582)	(63,527)
Net loss	$(936,598)	$(355,214)	$(5,034)	$(1,296,846)
Attributed to:
Equity holders of the Company	$(936,598)	$(355,214)	$(4,128)	$(1,295,940)
Non-controlling interests	-	-	(906)	(906)
Net loss	$(936,598)	$(355,214)	$(5,034)	$(1,296,846)

	Three months ended December 31, 2020
	Corporate	Exploration and Development
	Canada and BVI	Bolivia	China	Total
Project evaluation and corporate development	$(27,441)	$(203,820)	$-	$(231,261)
Salaries and benefits	(267,963)	-	(8,455)	(276,418)
Share-based compensation	(299,787)	-	-	(299,787)
Other operating expenses	(442,665)	(787)	(834)	(444,286)
Total operating expense	(1,037,856)	(204,607)	(9,289)	(1,251,752)

(Loss) income from investments	(98,834)	-	34	(98,800)
Foreign exchange loss	(425,437)	-	-	(425,437)
Other expense	-	-	(26)	(26)
Net loss	$(1,562,127)	$(204,607)	$(9,281)	$(1,776,015)

Attributed to:
Equity holders of the Company	$(1,562,127)	$(204,607)	$(7,686)	$(1,774,420)
Non-controlling interests	-	-	(1,595)	$(1,595)
Net loss	$(1,562,127)	$(204,607)	$(9,281)	$(1,776,015)

Page | 19

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2021 and 2020

(Expressed in US dollars)

	Six months ended December 31, 2021
	Corporate	Exploration and Development
	Canada and BVI	Bolivia	China	Total
Project evaluation and corporate development	$(95,612)	$(153,918)	$-	$(249,530)
Salaries and benefits	(678,117)	(171,215)	(8,220)	(857,552)
Share-based compensation	(470,139)	-	-	(470,139)
Other operating expenses	(1,159,863)	(217,584)	(6,653)	(1,384,100)
Total operating expense	(2,403,731)	(542,717)	(14,873)	(2,961,321)

Income from investments	83,421	-	131	83,552
Foreign exchange gain (loss)	201,426	-	(582)	200,844
Net loss	$(2,118,884)	$(542,717)	$(15,324)	$(2,676,925)

Attributed to:
Equity holders of the Company	$(2,118,884)	$(542,717)	$(12,566)	$(2,674,167)
Non-controlling interests	-	-	(2,758)	(2,758)
Net loss	$(2,118,884)	$(542,717)	$(15,324)	$(2,676,925)

	Six months ended December 31, 2020
	Corporate	Exploration and Development
	Canada	Bolivia	China	Total
Project evaluation and corporate development	$(48,778)	$(317,165)	$-	$(365,943)
Salaries and benefits	(638,999)	-	(16,472)	(655,471)
Share-based compensation	(693,994)	-	-	(693,994)
Other operating expenses	(1,056,337)	(787)	(1,179)	(1,058,303)
Total operating expense	(2,438,108)	(317,952)	(17,651)	(2,773,711)

Income from investments	534,609	-	48	534,657
Loss on disposal of plant and equipment	-	-	(1,861)	(1,861)
Foreign exchange loss	(666,956)	-	-	(666,956)
Other expense	-	-	(371)	(371)
Net loss	$(2,570,455)	$(317,952)	$(19,835)	$(2,908,242)

Attributed to:
Equity holders of the Company	$(2,570,455)	$(317,952)	$(16,260)	$(2,904,667)
Non-controlling interests	-	-	(3,575)	$(3,575)
Net loss	$(2,570,455)	$(317,952)	$(19,835)	$(2,908,242)

15.	SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Receivables	$(6,707)	$57,324	$(4,729)	$66,608
Deposits and prepayments	(546,182)	280,483	(442,884)	(211,001)
Accounts payable and accrued liabilities	(23,012)	129,157	1,050,447	(112,269)
Due to a related party	(1,164)	30,734	14,092	21,681
	$(577,065)	$497,698	$616,926	$(234,981)

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